Exhibit 99.1

Logistic Properties of the Americas

Condensed Consolidated Interim Financial Statements (Unaudited)

As of March 31, 2025 and December 31, 2024, and for the three months ended March 31, 2025 and 2024

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in U.S. Dollars)

		For the Three Months Ended March 31,
		2025	2024
	Notes	(Unaudited)	(Unaudited)
REVENUES
Rental revenue	4	$11,764,775	$10,426,249
Other revenue		75,016	57,213
Total revenues		11,839,791	10,483,462

Investment property operating expense	5	(2,337,702)	(1,531,794)
General and administrative		(3,592,341)	(1,694,097)
Listing expense	3	—	(44,469,613)
Investment property valuation gain	10	1,915,481	5,199,274
Interest income from affiliates	18	—	302,808
Financing costs	12	(5,249,085)	(5,562,379)
Net foreign currency gain (loss)		199,987	(18,244)
Other income	6	271,802	310,530
Other expenses	6	(2,749)	(6,172,375)
Profit (loss) before taxes		3,045,184	(43,152,428)

INCOME TAX EXPENSE	15	(1,984,478)	(3,307,358)

PROFIT (LOSS) FOR THE PERIOD		$1,060,706	$(46,459,786)

OTHER COMPREHENSIVE INCOME (LOSS):
Items that may be reclassified subsequently to profit or loss:
Translation gain (loss) from functional currency to reporting currency		4,944,589	(569,283)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$6,005,295	$(47,029,069)

PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		$(732,447)	$(48,031,609)
Non-controlling interests		1,793,153	1,571,823
Total profit (loss) for the period		$1,060,706	$(46,459,786)

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$4,212,142	$(48,600,892)
Non-controlling interests		1,793,153	1,571,823
Total comprehensive income (loss) for the period:		$6,005,295	$(47,029,069)

Weighted average number of shares – basic and diluted	14	31,627,722	28,736,692
Earnings (Loss) per share attributable to owners of the Company - basic and diluted	14	$(0.02)	$(1.67)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(in U.S. Dollars)

		As of March 31, 2025	As of December 31, 2024
	Notes	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$26,956,478	$28,827,347
Lease and other receivables, net	8	3,002,737	2,641,772
Receivables from the sale of investment properties - short term	10	—	3,589,137
Prepaid construction costs		1,421,468	165,836
Prepaid income taxes		1,084,364	2,008,553
Other current assets	9	4,363,332	2,769,109
Total current assets		36,828,379	40,001,754

NON-CURRENT ASSETS:
Investment properties	10	567,014,053	554,518,864
Tenant notes receivable - long term, net	8	1,653,447	1,748,616
Restricted cash equivalents - long term		6,000,709	5,835,117
Property and equipment, net		301,854	313,202
Deferred tax asset		243,189	241,967
Other non-current assets		4,005,679	4,360,058
Total non-current assets		579,218,931	567,017,824

TOTAL ASSETS		$616,047,310	$607,019,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses		$10,072,352	$8,356,915
Income tax payable		2,817,046	2,764,352
Retainage payable		1,468,610	1,500,729
Long term debt - current portion	12	9,557,758	12,636,821
Security deposits – current portion		199,178	167,005
Lease liability – current portion	11	540,702	458,081
Other current liabilities	9	189,261	640,933
Total current liabilities		24,844,907	26,524,836

NON-CURRENT LIABILITIES:
Long term debt	12	256,169,398	253,248,978
Deferred tax liability		40,882,730	40,141,510
Security deposits		2,589,422	2,440,371
Lease liability	11	13,076,910	12,972,016
Other non-current liabilities		714,143	890,449
Total non-current liabilities		313,432,603	309,693,324

TOTAL LIABILITIES		338,277,510	336,218,160

EQUITY:
Ordinary shares	13	3,186	3,180
Additional paid-in capital		218,648,527	218,291,347
Retained earnings		37,860,770	38,593,217
Treasury shares, at cost	13	(2,076,872)	(1,242,773)
Foreign currency translation reserve		(21,735,506)	(26,680,095)
Equity attributable to owners of the Company		232,700,105	228,964,876
Non-controlling interests		45,069,695	41,836,542
Total equity		277,769,800	270,801,418

TOTAL LIABILITIES AND EQUITY		$616,047,310	$607,019,578
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in U.S. Dollars)

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of shares	Common Share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2024		31,799,747	$3,180	$(126,834)	$(1,242,773)	$218,291,347	$38,593,217	$(26,680,095)	$228,964,876	$41,836,542	$270,801,418
Profit (loss) for the period		—	—	—	—	—	(732,447)	—	(732,447)	1,793,153	1,060,706
Other comprehensive income		—	—	—	—	—	—	4,944,589	4,944,589	—	4,944,589
Total comprehensive income (loss) for the period		—	—	—	—	—	(732,447)	4,944,589	4,212,142	1,793,153	6,005,295
Share-based payments	17	—	—	—	—	357,186	—	—	357,186	—	357,186
Issuance of shares to directors		60,000	6	—	—	(6)	—	—	—	—
Repurchase of Treasury shares	13	—	—	(85,378)	(834,099)	—	—	—	(834,099)	—	(834,099)
Capital contributions from non-controlling interests		—	—	—	—	—	—	—	—	1,440,000	1,440,000
BALANCE AS OF MARCH 31, 2025 (Unaudited)		31,859,747	3,186	(212,212)	$(2,076,872)	218,648,527	37,860,770	(21,735,506)	232,700,105	45,069,695	277,769,800

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of Shares	Common Share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	—	$—	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit (loss) for the period		—	—	—	—	—	(48,031,609)	—	(48,031,609)	1,571,823	(46,459,786)
Other comprehensive income (loss)		—	—	—	—	—	—	(569,283)	(569,283)	—	(569,283)
Total comprehensive income (loss) for the period		—	—	—	—	—	(48,031,609)	(569,283)	(48,600,892)	1,571,823	(47,029,069)
Impact of reverse capitalization	3	(141,830,740)	(168,140,109)	—	—	168,140,109	—	—	—	—	—
Issuance of shares to TWOA shareholders upon reverse capitalization	3	3,897,747	390	—	—	(2,754,110)	—	—	(2,753,720)	—	(2,753,720)
Issuance of shares to PIPE Investor	3	1,500,000	150	—	—	14,999,850	—	—	15,000,000	—	15,000,000
Foreclosure of the collateralized LLP shares held by LLI upon closing	3, 18	—	—	—	—	(9,765,972)	—	—	(9,765,972)	—	(9,765,972)
Listing expense	3	—	—	—	—	44,469,613	—	—	44,469,613	—	44,469,613
Capital contributions from non-controlling interests		—	—	—	—	—	—	—	—	1,203,450	1,203,450
BALANCE AS OF MARCH 31, 2024 (Unaudited)		31,709,747	$3,171	—	$—	$215,089,490	$19,847,036	$(14,264,266)	$220,675,431	$41,391,788	$262,067,219
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(in U.S. Dollars)

		For the Three Months Ended March 31,
		(Unaudited)
	Notes	2025	2024
Cash flows from operating activities:
Profit (loss) for the period		$1,060,706	$(46,459,786)
Adjustments:
Share-based payments	17	357,186	—
Depreciation and amortization		351,351	43,276
Expected credit losses adjustments	8	61,594	10,969
Net foreign currency gain		(144,004)	(168,531)
Investment property valuation gain	10	(1,915,481)	(5,199,274)
Financing costs	12	5,322,147	5,626,768
Straight-line rent		(211,971)	123,863
Interest income	10	(67,143)	(229,116)
Interest income from affiliates	18	—	(302,808)
Listing expense	3	—	44,469,613
Income tax expense	15	1,984,478	3,307,358
Working capital adjustments		(1,888,821)	5,208,922
Income tax paid	15	(72,792)	(2,058,096)
Net cash generated by operating activities		$4,837,250	$4,373,158

Cash flows from investing activities:
Capital expenditure on investment properties	10	$(3,406,784)	$(6,385,508)
Purchase of property and equipment		(14,147)	(14,939)
Proceeds from sale of investment properties	10	3,901,985	1,170,930
Repayments on loans to tenants	8	107,877	213,047
Restricted cash equivalents		(80,171)	—
Net cash provided by (used in) investing activities		$508,760	$(5,016,470)

Cash flows from financing activities:
Long term debt borrowing	12	$4,000,000	$—
Long term debt repayment	12	(5,930,190)	(1,645,032)
Cash paid for raising debt	12	(397,679)	—
Interest and commitment fees paid	12	(5,170,802)	(5,842,698)
Repurchase of treasury shares	13	(834,099)	—
Capital contributions from non-controlling interests		1,440,000	1,203,450
Distributions to non-controlling interests		(380,950)	—
Proceeds from Business Combination, net of transaction costs paid	3	—	12,399,045
Repayment of lease liabilities	11	(98,066)	(19,830)
Net cash (used in) provided by financing activities		$(7,371,786)	$6,094,935

Effects of exchange rate fluctuations on cash held		154,907	(11,368)
Net (decrease) increase in cash and cash equivalents		(1,870,869)	5,440,255
Cash and cash equivalents at the beginning of period		28,827,347	35,242,363
Cash and cash equivalents at the end of period		$26,956,478	$40,682,618

Supplemental disclosure of noncash investing and financing activities:
Increase in accrued payables for investment properties	10	$1,272,712	$963,906
Forgiveness of loan receivable from Latam Logistics Investments, LLC (“LLI”)	3, 18	$—	$(9,765,972)
Assumption of net liabilities from TWOA as a result of the Business Combination	3	$—	$4,080,195
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in U.S. Dollars)

1. NATURE OF BUSINESS
Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The Company’s principal executive office address is 601 Brickell Key Drive, Suite 700, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America.
On March 27, 2024, LPA consummated the business combination pursuant to the business combination agreement, dated as of August 15, 2023 (“Business Combination Agreement”), with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (“Company Merger Sub”) (the “Business Combination”).
As a result of the Business Combination, TWOA and LLP became wholly-owned subsidiaries of LPA, and LPA ordinary shares (“Ordinary Shares”) were listed on the New York Stock Exchange (“NYSE”) under the symbol “LPA”. Refer to Note 3 for more details.
Since TWOA did not meet the definition of a business under the guidance of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), IFRS 3 - Business Combination ("IFRS 3"), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based Payment ("IFRS 2"), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, TWOA was treated as the acquired company for financial reporting purposes and LLP was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of LLP issuing shares for the net assets of TWOA.
The condensed consolidated interim financial statements were prepared as a continuation of LLP and its subsidiaries as LLP is considered the accounting predecessor. Accordingly, all historical financial information presented in these condensed consolidated interim financial statements represents the accounts of LLP. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share attributable to equity holders of the Company, prior to the Business Combination, have been retroactively recast as shares reflecting the exchange ratio established in the Business Combination.
These condensed consolidated interim financial statements should be read in conjunction with LPA’s most recent audited consolidated financial statements and notes.

2. MATERIAL ACCOUNTING POLICY INFORMATION
a.Basis of Accounting – The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the IASB.
The condensed consolidated interim financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of the end of each reporting period, as explained in the accounting policies included in LPA’s most recent audited consolidated financial statements and notes. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
These condensed consolidated interim financial statements follow the same significant accounting policies as those included in LPA’s most recent audited consolidated financial statements. The Company's management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.
b.Foreign Currency –
•Functional and Presentation Currency - The condensed consolidated interim financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of Latam Logistic COL OpCo, S.A. and Latam Logistic COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. As of March 31, 2025 and December 31, 2024, the sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following:

	As of	As of
	March 31, 2025	December 31, 2024
Costa Rican Colones (“CRC”)	CRC 504	CRC 513
Colombian Pesos (“COP”)	COP 4,193	COP 4,409
Peruvian Soles (“PEN”)	PEN 3.654	PEN 3.770
The average sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
CRC	CRC 508	CRC 517
COP	COP 4,192	COP 3,915
PEN	PEN 3.706	PEN 3.762

•Foreign Currency Transactions - Transactions in foreign currencies are translated into the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.
Foreign Operations - The assets and liabilities of foreign operations, for which the functional currency is other than the USD are translated into USD at exchange rates in effect at the date of the consolidated statement of financial position. The income and expenses of foreign operations are translated at the average exchange rates for the period, unless exchange rates fluctuates significantly during the period, in which case the exchange rates at the date of the transactions are used. Components of equity are translated into USD at the historical exchange rates.
Foreign currency differences are recognized in other comprehensive income (loss) ("OCI") and accumulated in a separate line item in the Company’s condensed consolidated interim statements of changes in equity under “Foreign currency translation reserve”, except to the extent that the translation difference is allocated to non-controlling interests ("NCI"). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the foreign currency translation reserve account related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes of part of its interest in a subsidiary but retains control, then, the relevant proportion of the cumulative amount is reattributed to non-controlling interests.
c.Basis of Consolidation - The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting period. Control is achieved when the Company:
•has the power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affects its returns.
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the contractual rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•exposure, or rights, to variable returns from its involvement with the investee; and
•any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made including the ability to use its power over the investee to affect the amount of the investor’s returns
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Profit or loss and each component of other comprehensive income (loss) are attributed to owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Company’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.
When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income (loss) in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 - Financial Instruments ("IFRS 9"), when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

The condensed consolidated interim financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Latam Logistic Properties S.A.	Panamá	100%	100%
two	Cayman Islands	100%	100%
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	100%
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L.	Panamá	48%	48%	52%	52%
Latam Logistic Pan Holdco Verbena II S, S.R.L.	Panamá	48%	48%	52%	52%
Logistic Property Asset Management, S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase II, S de R.L.	Panamá	100%	100%
LPA Asset Management CR, S.A.	Panamá	75%	100%	25%	—
LPA Pan Holdco 2 Verbena Fase II, INC.	Panamá	100%	100%
LPA Verbena Fase II Pan Holdco 1, S.A.	Panamá	100%	100%
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
Latam Logistic PER OpCo, S.R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin I, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin II, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin III, S. de R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
Latam Logistic COL OpCo, S.A.	Colombia	100%	100%
Latam Logistic COL PropCo Cota I, S.A.S.	Colombia	100%	100%
Latam Logistic CR OpCo, S.R.L.	Costa Rica	100%	100%
Latam Logistic CR PropCo Alajuela I, S.R.L.	Costa Rica	100%	100%
Latam Propco El Coyol Dos S de R.L.	Costa Rica	50%	50%	50%	50%
Latam Logistic Propco Bodegas San Joaquín S de R.L.	Costa Rica	100%	100%
Latam Logistic Propco Cedis Rurales Costa Rica S de R.L.	Costa Rica	100%	100%
3101784433, S.R.L.	Costa Rica	24%	24%	76%	76%
Latam Logistic PropCo Bodegas los Llanos S de R.L.	Costa Rica	100%	100%
Latam Logistic CR Zona Franca, S. de R.L.	Costa Rica	100%	100%
Latam Logistics SLV OpCo S.A. de C.V.	El Salvador	100%	100%
LPA MX Holdco I S.R.L. de C.V.	Mexico	100%	100%
Latam Logistics Mx Holdco II S.R.L. de C.V.	Mexico	100%	100%

d.New and amended IFRS accounting standards that are effective for the current year
The condensed consolidated interim financial statements and notes are based on accounting policies consistent with those described in Note 2 to LPA’s most recent audited consolidated financial statements and notes. All the new and amended IFRS accounting standards effective as of March 31, 2025 that are relevant to the Company have already been early adopted before January 1, 2025. See details below:
•Amendments to IAS 21 - Effects of Changes in Foreign Exchange Rates ("IAS 21") - On August 15, 2023, IASB issued amendments to IAS 21, which clarifies how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide.
The amendment is effective for annual reporting periods beginning on or after January 1, 2025. The Company adopted the amendment as of January 1, 2025.
e.New and amended IFRS Accounting Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:
•IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18")
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements ("IAS 1") while carrying forward many of the requirements in IAS 1. The new Accounting Standard introduces significant changes to the structure of the Company's income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its condensed consolidated interim financial statements.
•IFRS 19 - Subsidiaries without Public Accountability ("IFRS 19")
On May 9, 2024, IASB issued IFRS 19 which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. IFRS 19 is not expected to have a material impact on the Company's condensed consolidated interim financial statements.
•Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Disclosures ("IFRS 7") - Classification and Measurement of Financial Instruments
On May 30, 2024, IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its condensed consolidated interim financial statements.
•Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-Dependent Electricity
On December 18, 2024, IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the application of the ‘own-use’ requirements and permits the use of hedge accounting for contracts that reference electricity generated from nature dependent sources and for which cash flows vary based on the amount of electricity generated by a reference production facility, if they are used as hedging instruments. The amendments also add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its condensed consolidated interim financial statements.

•Annual Improvements to IFRS Accounting Standards - Volume 11
On July 18, 2024, IASB issued five standards as a result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 7 and its accompanying Guidance on implementing IFRS 7, IFRS 9, IFRS 10 - Consolidated Financial Statements and IAS 7 - Statement of Cash Flows. The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the potential impact from the adoption of these amendments on its condensed consolidated interim financial statements.
3. REVERSE CAPITALIZATION
On August 15, 2023, the Company entered into a Business Combination Agreement with LLP, TWOA, SPAC Merger Sub, and Company Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of LPA; (b) Company Merger Sub merged with and into LLP, with LLP continuing as the surviving company, and, in connection therewith, the ordinary shares of LLP (“LLP Shares”) issued and outstanding immediately prior to the Business Combination were canceled in exchange for the right of the holders thereof to receive ordinary shares of LPA (“LPA Ordinary Shares”); and (c) as a result of the mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and LPA Ordinary Shares were listed on NYSE, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.
On February 16, 2024, TWOA entered into a subscription agreement (the “Subscription Agreement”) with certain subscriber (“PIPE Investor”) to purchase 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement to be consummated simultaneously with the Closing.
The Business Combination was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting on March 25, 2024. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE under the symbol “LPA”.
As a result of the Business Combination:
•all outstanding TWOA Class A and Class B shares were canceled in exchange for 3,897,747 LPA Ordinary Shares, not including the shares held by the PIPE Investor;
•1,500,000 Class A TWOA shares held by the PIPE Investor were converted to 1,500,000 LPA Ordinary Shares; and
•all outstanding LLP shares were cancelled in exchange for 26,312,000 LPA Ordinary Shares.
The Business Combination was consummated on March 27, 2024. Following the Business Combination, the ownership structure of LPA was as follows:

	Number of Ordinary Shares	% of Ownership
LPA Ordinary Shares issued to TWOA shareholders	3,897,747	12.3%
LPA Ordinary Shares converted from legacy LLP equity holders	26,312,000	83.0%
LPA Ordinary Shares issued to PIPE Investor	1,500,000	4.7%
Total	31,709,747	100.0%

Reverse capitalization
As discussed in Note 1, the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. The consolidated assets, liabilities and results of operations are those of LLP for periods presented prior to 2024. As such, the basic and diluted earnings (loss) per share related to LLP prior to the Business Combination and as of March 31, 2024, have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
Share listing expenses under IFRS 2
As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.
Upon Closing, the excess fair value of the equity interests deemed to have been issued to TWOA as consideration over the fair value of TWOA’s identifiable net assets was recognized as listing expense in the amount of $44,469,613 in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the three months ended March 31, 2024. The fair value of the equity interests was measured at the closing market price of TWOA’s publicly traded shares on March 26, 2024, which was $10.70 per share. See below for details.

Fair value of TWOA public shares (103,813 shares at $10.70) (A)	$1,110,799
Fair value of TWOA sponsor shares (3,793,934 shares at $10.70) (B)	40,595,094
I: Total deemed fair value of consideration issued to TWOA shareholders: (A+B)	41,705,893

Cash and cash equivalents	1,121,150
Accounts payable	(3,884,870)
II: Net liabilities of TWOA	(2,763,720)

Total share listing expense (I-II)	$44,469,613
Other transaction-related costs in connection with the Business Combination
For the three months ended March 31, 2025 and 2024, the Company incurred transaction-related costs in connection with the Business Combination of $0 and $6,172,375, respectively (excluding the share listing expenses under IFRS 2 discussed above). These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). For the three March 31, 2025 and 2024, the Company paid transaction-related costs of $114,227 and $5,722,076, respectively, in connection with the Business Combination, of which $4,858,225 was paid with transaction proceeds for the three months ended March 31, 2024. Transaction costs of $1,468,836 had not yet been paid as of March 31, 2025, with $754,693 recorded within accounts payable and accrued expenses and $714,143 recorded within other current and non-current liabilities in the condensed consolidated interim statements of financial position.
On August 14, 2024, the Company issued 90,000 Ordinary Shares to a non-employee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 17 for more details. Non-cash transaction costs of $1,141,200 were recognized as other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2024.
Cash bonus to management
In connection with the Business Combination, certain executives and employees were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). All of the bonus was paid by June 30, 2024. See Note 18 for more details.

Restricted Stock Units (RSUs)
In connection with the Business Combination, certain executives and board directors were granted service-based and performance-based RSUs. For the three months ended March 31, 2025, the Company incurred share-based payment expenses of $357,186. See Note 17 for more details.
Loan receivable from Latam Logistics Investments, LLC (“LLI”)
As of January 1, 2024, LLP’s loans to LLI, which held a minority equity interest of LLP before Closing, were in default status due to non-payment following the maturity date of December 31, 2023. LLP subsequently provided notice of the default to LLI.
On March 12, 2024, LLI entered into an assignment agreement (“Assignment Agreement”) with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, LLP agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loans receivables from LLI of $9,765,972 were considered settled through the foreclosure of the collateralized LLP Shares held by LLI.
4. REVENUE
The Company’s revenue was as follows:

	Three months ended March 31,
	2025	2024

Rental income in accordance with IFRS 16 - Leases (“IFRS 16”)	$10,379,044	$9,312,895

Non-lease components of rental arrangements	1,385,731	1,113,354
Other	75,016	57,213
Revenue from contracts with customers in accordance with IFRS 15 - Revenue from Contracts with Customers ("IFRS 15")	$1,460,747	$1,170,567
Total revenues	$11,839,791	$10,483,462
Note 7 contains further information of the Company’s revenue based on segment and geography.
The Company, through its subsidiaries, has entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on current leases, based on square footage of leases in effect as of March 31, 2025 and 2024 was 5.0 years and 5.1 years, respectively.
These leases are based on a minimum rental payment in USD for properties located in Costa Rica and Peru, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and security deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

5. INVESTMENT PROPERTY OPERATING EXPENSES
The Company does not incur significant direct property operating costs from investment properties under development that did not generate rental income during the period.
Rental property operating expenses were as follows:

	Three months ended March 31,
	2025	2024
Repair and maintenance	$924,906	$686,908
Utilities	177,455	182,853
Insurance	120,956	104,210
Property management	122,028	62,186
Real estate taxes	466,268	153,334
Expected credit loss adjustments	61,594	10,969
Tenant-billable operating expenses	301,423	252,090
Interest expenses on property related lease liabilities	70,973	61,696
Other property related expenses	92,099	17,548
Total	$2,337,702	$1,531,794
6. OTHER INCOME AND OTHER EXPENSES
Other income was as follows:

	Three months ended March 31,
	2025	2024
Interest income	$271,802	$310,490
Other	—	40
Total	$271,802	$310,530
Other expenses were as follows:

	Three months ended March 31,
	2025	2024
Transaction-related costs in connection with the Business Combination (1)	$—	$6,172,375
Other	2,749	—
Total	$2,749	$6,172,375
(1)Transaction-related costs in connection with the Business Combination primarily consisted of professional service fees such as legal and accounting services pertinent to the Business Combination. See Note 3 for more details relating to transaction-related costs.

7. SEGMENT REPORTING
The Company has three operating segments, based on geographic regions consisting of Costa Rica, Colombia and Peru. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in three distinct operating segments based on geography.
The three geographic segments, Costa Rica, Colombia and Peru, primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses that are not allocated to segments for CODM’s review, as well as financing costs for the bridge loan held by the parent entity.
There was no inter-segment revenue for the three months ended March 31, 2025 and 2024.
The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.
The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the three months ended March 31, 2025, and 2024.

	Three months ended March 31,
	2025	2024
Revenue
Costa Rica	$6,000,839	$5,655,817
Colombia	2,400,284	2,339,372
Peru	3,363,652	2,431,060
Unallocated revenue	75,016	57,213
Total	$11,839,791	$10,483,462

Investment property operating expense
Costa Rica	$(848,787)	$(836,113)
Colombia	(458,526)	(242,525)
Peru	(1,030,389)	(453,156)
Total	$(2,337,702)	$(1,531,794)

Net operating income
Costa Rica	$5,152,052	$4,819,704
Colombia	1,941,758	2,096,847
Peru	2,333,263	1,977,904
Total	$9,427,073	$8,894,455

General and administrative
Costa Rica	$(719,864)	$(752,679)
Colombia	(356,187)	(236,158)
Peru	(310,656)	(241,794)
Corporate	(2,205,634)	(463,466)
Total	$(3,592,341)	$(1,694,097)

Financing costs
Costa Rica	$(2,686,287)	$(2,549,897)
Colombia	(1,367,670)	(1,899,793)
Peru	(1,195,128)	(1,112,689)
Total	$(5,249,085)	$(5,562,379)

The following table reconciles segment net operating income to profit (loss) before taxes for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Net operating income	$9,427,073	$8,894,455
Unallocated revenue	75,016	57,213
General and administrative	(3,592,341)	(1,694,097)
Listing expense	—	(44,469,613)
Investment property valuation gain	1,915,481	5,199,274
Interest income from affiliates	—	302,808
Financing costs	(5,249,085)	(5,562,379)
Net foreign currency gain (loss)	199,987	(18,244)
Other income	271,802	310,530
Other expenses	(2,749)	(6,172,375)
Profit (loss) before taxes	$3,045,184	$(43,152,428)
Segment Assets and Liabilities
For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable operating segment as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Segment investment properties
Costa Rica	$260,739,865	$260,094,960
Colombia	141,144,601	132,917,203
Peru	165,129,587	161,506,701
Total	$567,014,053	$554,518,864

Reconciling items:
Cash and cash equivalents	26,956,478	28,827,347
Lease and other receivables, net	3,002,737	2,641,772
Receivables from the sale of investment properties - short term	—	3,589,137
Prepaid construction costs	1,421,468	165,836
Prepaid income taxes	1,084,364	2,008,553
Other current assets	4,363,332	2,769,109
Tenant notes receivable - long term, net	1,653,447	1,748,616
Restricted cash equivalents	6,000,709	5,835,117
Property and equipment, net	301,854	313,202
Deferred tax asset	243,189	241,967
Other non-current assets	4,005,679	4,360,058
Total assets	$616,047,310	$607,019,578

Segment debt
Costa Rica	$169,948,497	$171,041,464
Colombia	36,540,529	38,430,114
Peru	59,238,130	56,414,221
Total	$265,727,156	$265,885,799

Reconciling items:
Accounts payable and accrued expenses	10,072,352	8,356,915
Income tax payable	2,817,046	2,764,352
Retainage payable	1,468,610	1,500,729
Security deposits - current portion	199,178	167,005
Lease liability - current portion	540,702	458,081
Other current liabilities	189,261	640,933
Deferred tax liability	40,882,730	40,141,510
Security deposits	2,589,422	2,440,371
Lease liability	13,076,910	12,972,016
Other non-current liabilities	714,143	890,449
Total liabilities	$338,277,510	$336,218,160

Geographic Area Information

	March 31, 2025	December 31, 2024
Long-lived assets
Costa Rica	$261,009,959	$260,354,878
Colombia	141,249,580	133,013,547
Peru	165,191,849	161,573,800
Total	$567,451,388	$554,942,225
8. LEASE AND OTHER RECEIVABLES, NET
As of March 31, 2025 and December 31, 2024, lease and other receivables, net were as follows:

	March 31, 2025	December 31, 2024

Lease receivables, net	$2,224,737	$1,990,246
Tenant notes receivable - short term, net	467,676	509,543
Others	310,324	141,983
Sub-total	3,002,737	2,641,772
Tenant notes receivable - long term, net	1,653,447	1,748,616
Lease and other receivables, net	$4,656,184	$4,390,388
The expected credit loss allowance provision for lease receivables and tenant notes receivable as of March 31, 2025 and March 31, 2024 reconciled to the opening loss allowance for that provision as follows:

	March 31, 2025			March 31, 2024
	Lease Receivables	Tenant Notes Receivable	Total	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$833,430	$37,884	$871,314	$831,805	$114,201	$946,006
Adjustments in expected credit loss allowance recognized in profit or loss during the period	63,892	(2,298)	61,594	14,200	(3,231)	10,969
Ending balance	$897,322	$35,586	$932,908	$846,005	$110,970	$956,975
9. OTHER CURRENT ASSETS AND LIABILITIES
The details of other current assets as of the March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
Value added tax receivable	$2,418,457	$1,722,404
Prepaid insurance	935,296	533,915
Other	1,009,579	512,790
Total	$4,363,332	$2,769,109

The details of other current liabilities as of the March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
Distributions payable to non-controlling interests	$—	$380,950
Deferred revenue	189,261	259,983
Total	$189,261	$640,933
10. INVESTMENT PROPERTIES
As of March 31, 2025, the Company obtained a valuation from independent appraisers in order to determine the fair value of its investment properties. Gains and losses arising from changes in the fair values are included in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the period in which they arise.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•Level 2 - Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 - Inputs are unobservable inputs for the asset or liability, among others, statistics information, and own Company’s information, in some instances based on the information provided by some independent experts.
As of March 31, 2025 and December 31, 2024, all owned investment properties are guaranteeing the Company’s debt.

As of March 31, 2025 and December 31, 2024, investment properties were as follows:

	Fair Market Value (“FMV”) as of March 31, 2025	FMV as of December 31, 2024

Land bank:
Land bank under right-of-use
Peru	$11,689,086	$16,691,019
Sub-total	11,689,086	16,691,019
Owned land bank
Colombia	25,344,143	23,851,330
Sub-total	25,344,143	23,851,330
Total land bank	$37,033,229	$40,542,349
Properties under development:
Properties under right-of-use
Peru	$17,715,505	$21,798,170
Total properties under development	$17,715,505	$21,798,170
Operating Properties
Properties under right-of-use
Peru	$14,086,840	$—
Sub-total	14,086,840	—
Owned properties
Costa Rica	260,739,866	260,094,960
Colombia	115,800,458	109,065,873
Peru	121,638,155	123,017,512
Sub-total	498,178,479	492,178,345
Total operating properties	$512,265,319	$492,178,345
Total operating properties and properties under development	$529,980,824	$513,976,515
Total	$567,014,053	$554,518,864
There were no transfers between Levels 1, 2 or 3 during the three months ended March 31, 2025 and March 31, 2024.
The independent appraiser holds a recognized and relevant professional qualification and has recent experience with the location and category of the investment properties being valued. The valuation models are in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13 - Fair Value Measurement ("IFRS 13").
In evaluating the fair value of investment property held as a right-of-use asset under a lease agreement, the Company adds back the recognized lease liability as part of the fair value of the investment property, to prevent double counting of the lease liabilities that are separately recognized in accordance with IAS 40:50(d). As of March 31, 2025 and December 31, 2024, the Company added back lease liabilities of $13,511,431 and $13,309,189, respectively, into the carrying value of the investment properties held as right-of-use assets in Peru.
Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.

Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.
–Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.
•The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.
•The direct capitalization method: this method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.
•The cost approach: the cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.
–Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.
–Land Bank - The valuation model used for the land portfolio is a combination of income approach, sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.
i.Income approach: this approach estimates the present value of future income streams through a capitalization or discounting process. To value a leased fee estate, the analysis focuses on lease contracts that outline the lease term, rent levels, and expense responsibilities (with modified gross leases being the most common). Other important factors include rent escalation clauses and expense stop provisions. The start and end dates of the contract define the income over a set period, along with provisions for renewal options and associated rent terms. Some leases specify future rents in advance, while others adjust based on an index or a market rent estimate by a qualified appraiser.
ii.The sales comparison approach: this approach compares sales or listing of similar properties with the subject property using the price per square foot (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.
iii.The cost approach: this approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).
iv.The residual land value approach: this approach involves residual amounts after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

Significant Inputs as of March 31, 2025 and December 31, 2024 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2025: 8.0% 2024: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 10.7% 2024: 10.6%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2025: 98.1% 2024: 98.2%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2025: 98.1% 2024: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2025: 7.8% 2024: 7.8%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2025: 10.5% 2024: 10.5%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 11.3% 2024: 10.7%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2025: 96.0% 2024: 96.0%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2025: 96.0% 2024: 96.0%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2025: N/A 2024: N/A	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Income approach	Risk adjusted residual capitalization rate	2025: 10.2% 2024: 10.0%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 14.3% 2024: 14.9%	The higher the risk adjusted discount rate, the lower the fair value.
The reconciliations of investment properties for the three months ended March 31, 2025 and 2024, were as follows:

	March 31, 2025	March 31, 2024

Beginning balance	$554,518,864	$514,172,281
Additions	3,735,609	9,880,885
Gain on valuation of investment properties	1,915,481	5,199,274
Foreign currency translation effect	6,844,099	(675,115)
Ending balance	$567,014,053	$528,577,325
Investment Properties Acquisitions —
There were no acquisition activities during the three months ended March 31, 2025 and 2024.
Investment Properties Dispositions —
On November 24, 2023, the Company closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to Itaú Unibanco Holding S.A. ("Itaú") to settle the liabilities directly associated with the investment property. The remaining consideration was expected to be received within fifteen months after closing, through six installment payments. The Company received the first installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. The Company received the second, third, fourth, and fifth installment payments for a total of COP 18,408,243,174 (equivalent of USD 4,548,417 as of the payment dates) in February, May, and August, and November 2024, respectively. The final installment of COP 16,107,212,777 (equivalent of USD $3,901,985 as of the payment date) was received in February 2025. As of closing, the total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed above. The discount on total installments would be subsequently accreted back over the time over the remaining payment term. All installments were paid off as of March 31, 2025.

As of March 31, 2025 and December 31, 2024, the Company had receivables from the sale of investment properties of $0 and $3,589,137, respectively. During the three months ended March 31, 2025 and 2024, the Company recognized interest income of $67,143 and $229,116, respectively, included in other income in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

11. LEASES
The Company as a lessor
The Company generates rental income from acting as a lessor of operating properties through lease arrangements with tenants. Refer to Note 2 of the Company's most recent audited consolidated financial statements and notes.
The Company as a lessee
Investment Property Right-of-Use ("ROU") Asset and Lease Liability – In December 2022, the Company, through Parque Logístico Callao (“Parque Logístico Callao”), a partnership entity controlled by the Company, entered into a land lease agreement with Lima Airport Partners S.R.L. (“LAP”). Under this agreement, Parque Logístico Callao is committed to leasing a plot of land for a period of 30 years, with the intention of developing warehouses on the leased land (“Land Lease”). This land has been subdivided to five parcels for the construction of five distinct buildings.
In connection with this commitment, LAP granted the Company the right to use a land parcel in December 2022, where the Company constructed a warehouse that became stabilized in February 2025, along with the common areas. Additionally, on October 31, 2024, LAP granted the Company the right to use the remaining four of the five land parcels to begin preparatory activities for the construction of warehouses. The Company notes that performing the preparatory activities for the land parcels at the same time is financially favorable rather than performing them one at a time. After the preparatory activities are complete, the Company will pause construction efforts on some of the parcels until mutual agreement is achieved between the Company and LAP to resume construction of the warehouses.
Since the ROU asset is held by Parque Logístico Callao to construct and develop for future use as investment property and lease out the constructed assets under one or more operating leases, the ROU asset meets the definition of an investment property under IAS 40 - Investment property ("IAS 40") and therefore, it was recognized as part of investment properties.
Under IAS 40, the Company applies the fair value model to the investment property ROU assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the Land Lease. Refer to Note 10 for the fair value of investment properties held as ROU assets.
The associated land lease liability was recorded at the present value of the remaining lease payment using a weighted average discount rate of 8.6%. The Company recorded interest expense on lease liabilities of $70,973 and $61,696 for the three months ended March 31, 2025 and 2024, respectively, as part of the investment property operating expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). Additionally, the Company capitalized interest expense on lease liability of $205,867 and $0 for the three months ended March 31, 2025 and 2024, respectively, as part of the investment property in the condensed consolidated interim statements of financial position. The Company had short-term and long-term lease liability, respectively, in relation to the land leases of $462,914 and $13,048,517 as of March 31, 2025 and $383,995 and $12,925,194 as of December 31, 2024. Short-term land lease liability and long-term land lease liability are included in lease liability – current portion, and lease liability, respectively. The Company had cash outflows of $74,599 and $0 for the three months ended March 31, 2025 and 2024, respectively. Additionally, the Company had non-cash additions to land lease ROU assets amounting to $10,014,861 and $0 as of March 31, 2025 and December 31, 2024, respectively.
Offices Right-of-Use Asset and Lease Liability - The Company leases its office spaces from third parties. The remaining weighted average lease term was 1.5 and 1.7 years as of March 31, 2025 and December 31, 2024, respectively.
The Company does not include renewal options in the lease term for calculating the lease liability unless the Company is reasonably certain that it will exercise the option, or the lessor has the sole ability to exercise the option.
As of March 31, 2025 and December 31, 2024, the Company carried short-term office lease liability amounting to $77,788 and $74,086, respectively, and long-term lease liability amounting to $28,393 and $46,822, respectively. Short-term office lease liability and long-term office lease liability are included in lease liability – current portion, and lease liability, respectively.

The weighted average discount rate was 7.1%, as of March 31, 2025 and December 31, 2024. The Company recorded interest expense on lease liabilities of $2,089 and $2,693 for the three months ended March 31, 2025 and 2024, respectively.
The Company had total cash outflows for leases of $23,467 and $19,830 for the three months ended March 31, 2025 and 2024, respectively. The Company had no non-cash additions to right of use assets for the three months ended March 31, 2025 and 2024.
The Company did not have short-term lease expenses or leases of low value assets during the three months ended March 31, 2025 and 2024.
Office ROU assets are amortized using the straight-line method over the term of the operating lease. Original lease terms and remaining lease terms of the corporate offices operating leases were as follows:

Office Location	Original Lease Term	Remaining Term as of March 31, 2025
	(in years)	(in years)
Costa Rica	2.9	1.0
Colombia	4.8	1.8
Weighted average	4.0	1.5

As of March 31, 2025 and December 31, 2024, the Company’s office right-of-use assets, included in other non-current assets, were as follows:

Total

Gross assets:
Balance as of January 1, 2024	$263,613
Additions	—
Retirements	—
Foreign currency translation effect	(783)
Balance as of March 31, 2024	$262,830

Balance as of January 1, 2025	$243,838
Additions	—
Retirements	—
Foreign currency translation effect	6,650
Balance as of March 31, 2025	$250,488
Accumulated depreciation:
Balance as of January 1, 2024	$84,153
Additions to accumulated depreciation	16,994
Retirements	—
Foreign currency translation effect	(181)
Balance as of March 31, 2024	$100,966

Balance as of January 1, 2025	$141,329
Additions to accumulated depreciation	16,480
Retirements	—
Foreign currency translation effect	3,829
Balance as of March 31, 2025	$161,638
Net book value as of March 31, 2024	$161,864
Net book value as of March 31, 2025	$88,850
During the three months ended March 31, 2025 and March 31, 2024, the Company recorded ROU depreciation expense related to office space of $16,480 and $16,994, respectively, in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) under general and administrative expenses.

Lease commitment for land and office leases - The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for which the leases had commenced by March 31, 2025 with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of the Company’s leases:

As of March 31, 2025
Remainder of 2025	$173,116
2026	513,179
2027	755,168
2028	1,022,438
2029	1,032,663
2030	1,042,989
Thereafter	32,209,572
Total undiscounted rental payments	$36,749,125
Less: imputed interest	(23,131,513)
Total lease liability	$13,617,612

12. DEBT
As of March 31, 2025 and December 31, 2024, the debt of the Company was as follows (all loans are USD denominated, except loans in Colombia which are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at March 31, 2025	Restricted Cash at December 31, 2024	Remaining Borrowing Capacity at March 31, 2025	Amount Outstanding at March 31, 2025	Amount Outstanding at December 31, 2024
Costa Rica (USD denominated)
Banco BAC San José, S.A. ("BAC Credomatic")	Mortgage Loan	April 2039	3Mo SOFR +200 bps, no min. rate	$1,450,000	$1,450,000	$—	$58,733,303	$59,219,937
Banco Davivienda Costa Rica ("Banco Davivienda")	Mortgage Loan	November 2038	Fixed 1st yr: 7.0% Variable: 2nd yr fwd: 2.4% +3Mo SOFR	72,361	72,361	—	7,577,789	7,663,083
Banco Nacional de Costa Rica ("Banco Nacional")	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr: 6.2% Variable: 3rd yr fwd: 1.4% +3Mo SOFR	—	—	—	64,192,489	64,518,109
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr: 6.2% Variable: 3rd yr fwd: 1.4% +3Mo SOFR	480,000	480,000	—	17,858,028	17,948,614
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr: 6.2% Variable: 3rd yr fwd: 1.4% +3Mo SOFR	—	—	—	14,810,100	14,885,225
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 6.4% Fixed 2nd yr: 7.3% Variable: 3rd yr fwd: 2.8% +3Mo SOFR	140,485	140,485	—	6,776,785	6,806,493
Total Costa Rica Loans				$2,142,846	$2,142,846	$—	$169,948,494	$171,041,461

Peru (USD denominated)
Banco BBVA Peru ("BBVA Peru")	Mortgage Loan	December 2033	Fixed, 8.5%	1,613,594	1,611,590	—	45,885,641	46,478,607
BBVA Peru	Mortgage Loan	December 2033	Fixed, 8.4%	364,484	366,468	—	10,365,220	10,569,037
BBVA Peru	Mortgage Loan	March 2034	Fixed, 7.9%	—	—	21,000,000	4,000,000	—

Total Peru Loans				$1,978,078	$1,978,058	$21,000,000	$60,250,861	$57,047,644
Colombia (COP denominated)
Bancolombia, S.A. ("Bancolombia")	Mortgage Loan	January 2036	IBR +327 bps no min. rate	976,434	912,754	—	20,223,141	19,394,855
Bancolombia	Mortgage Loan	April 2036	IBR +365 bps no min. rate	792,726	740,834	—	16,418,322	15,741,763
Banco BTG Pactual Colombia S.A. ("BTG")	Secured Bridge Loan	May 2025	IBR +695 bps no min. rate	—	—	—	524,704	3,990,969

Total Colombia Loans				$1,769,160	$1,653,588	$—	$37,166,167	$39,127,587
Total				$5,890,084	$5,774,492	$21,000,000	$267,365,522	$267,216,692

Accrued financing costs and debt issuance costs, net							(1,638,366)	(1,330,893)
Total Debt							$265,727,156	$265,885,799
Less: Current portion of long-term debt							(9,557,758)	(12,636,821)
Total Long-term debt							$256,169,398	$253,248,978

Debt Agreements
BBVA Peru
On October 19, 2023, the Company entered into a new line of credit agreement with BBVA Peru for $2,000,000. The line of credit agreement had a nominal rate of 14.45% fixed and an annual effective rate of 8.35%. The line of credit agreement matured after 9 months and followed a monthly repayment schedule. This debt agreement was a senior unsecured loan and was not guaranteed by any of the properties of the Company. As of September 30, 2024, the Company had fully drawn the line of credit and repaid the total loan amount.
On December 15, 2023, the Company entered into a mortgage loan with BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with a previous lender. The Tranche B totaling $11,330,000 is expected to finance the company’s other real estate projects. Tranches A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.
On March 6, 2025, the Company, through Parque Logístico Callao, S.R.L., a wholly owned subsidiary of the Company, as the borrower ("Borrower"), entered into a new mortgage loan with BBVA Peru, as the lender, allowing the Company to borrow up to principal amount of $25,000,000. This loan was designated for the construction of a building within Parque Logístico Callao. The loan is secured by the equity interests of the Borrower and the Borrower’s interests in its lease contract of the building constructed. The loan is set to mature in 10 years (with 36 quarterly scheduled repayment installments starting from May 6, 2026 and a 35% balloon payment at maturity) and carries a fixed interest rate of 7.90% per annum. Interest is payable quarterly in cash and in arrears starting in May 2025. As of March 31, 2025, the Company had $4,000,000 of the loan outstanding and incurred $397,679 of deferred debt issuance costs that are amortized over the life of the loan using effective interest method.
Banco Davivienda
On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional ($7,373,460) with a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.
BAC Credomatic
On July 7, 2021, the Company entered into a U.S. dollar denominated mortgage loan facility of up to $45.5 million with BAC Credomatic on behalf of LatAm Parque Logístico San José - Verbena partnership. Proceeds will be used to finance the construction of LatAm Parque Logístico San José - Verbena, a five-building class-A master-planned logistic park totaling 829,898 square feet of Net Rentable Area ("NRA"), in the Alajuelita submarket in San José, Costa Rica. The loan can be drawn in multiple disbursements up to approximately 60% of the total investment of the project. The mortgage loan has a term of 10 years with a 15-year amortization profile. The stated interest rate is the three-month LIBOR plus 423 basis points. In October 2022, the stated interest rate on the debt facility changed to the three-month SOFR plus 378 basis points. The debt facility had an amortization grace period of 30 months and did not accrue any commitment fees.
On February 16, 2022, the Company repaid one of the loans with BAC Credomatic due to the sale of the underlying property. The loan outstanding balance at the time of the sale was $2,868,155 and extinguishment loss of $586 was recognized as financing costs during the first quarter of 2022 as part of the extinguishment of the debt facility and is included in financing costs in the consolidated statements of profit or loss. On March 1, 2023, the Company negotiated a reduced interest rate with BAC Credomatic reducing the interest rate from 3-month SOFR plus 378 basis points to 8.12% for six months. All the other terms and conditions of the loan with BAC Credomatic remained the same. A gain of $121,038 was recognized as financing costs during the first quarter of 2023 as part of the modification of this debt facility. On October 5, 2023, the Company negotiated to keep the reduced interest rate of 8.12% for six more months. All the other terms and conditions of the loan with BAC Credomatic remained the same. A loss of $47,466 was recognized as financing costs in the third quarter of 2023 as part of the modification of this debt facility.
As of December 31, 2022, the Company borrowed $1.0 million of a U.S. dollar denominated mortgage loan facility of up to $1.0 million with BAC Credomatic for the financing of the renovations in Latam Bodegas San Joaquin. The loan would have matured on June 24, 2032. The loan bears an annual interest rate set at the U.S. Prime Rate plus 110 basis points with no minimum interest rate. This loan was refinanced with Banco Nacional on April 28, 2023.

On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC Credomatic with a new secured facility of $60.0 million. The new secured loan has a term of 15 years, scheduled to mature in May 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and cannot fall below 5.50% per annum. An extinguishment loss of $38,219 was recognized as financing costs in the second quarter of 2024.
Banco Nacional
On April 28, 2023, the Company refinanced outstanding loans with Banco Davivienda, Banco Promerica de Costa Rica, S.A. ("Banco Promerica") and BAC Credomatic (except for one loan), with Banco Nacional. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate of 3-month SOFR, plus either 1.4% or 2.8% adjustable monthly from the third year onwards. On November 1, 2023, the Company refinanced an outstanding debt of $7,373,460 with Banco Nacional using a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000.
BTG
On May 21, 2021, the Company entered into a USD Denominated secured bridge loan of $15.0 million with BTG. The proceeds of the loan were used to fund the continued growth of the Company. As per the initial conditions, the credit facility was scheduled to mature on June 17, 2022, with a fixed annual interest rate of 5.85%. In June 2022, the Company extended the denominated secured bridge loan to March 17, 2023, including a substitution of the fixed interest rate to a variable interest rate consisting of SOFR annual average plus 600 basis points. The agreement restricts Latam Logistic Properties S.R.L from changing its ownership. This excludes the event of an IPO if Jaguar Growth Partners LLC remains as the final beneficiary of the debtor. This loan was repaid in full by December 31, 2023.
On August 25, 2023 and August 30, 2023, the Company entered into two new line of credit agreement with BTG for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity, on August 25, 2024 and August 30, 2024, respectively. This debt agreement is guaranteed by the trust established for Latam Logistic Col Propco Cota 1, where BTG is established as a guaranteed creditor, with three underlying properties defined as guarantees.
On May 27, 2024, the Company restructured its two loans with BTG into a single loan. The new loan maintains the same outstanding principal amount of COP 25,000,000,000 (approximately $6,446,506 as of the restructuring date) and bears an interest rate of three-month Colombian IBR plus 695 basis points. This loan is set to mature in November 2025. A modification gain of $208,799 was recognized as financing costs during the second quarter of 2024.
Bancolombia
On January 22, 2021, the Company entered into a COP denominated financing agreement of COP44,500 million ($12.8 million as of the transaction date) with Bancolombia for the financing of the construction of Building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully drawn down. This financing agreement was further increased by COP$30,000 million ($7.0 million as of the transaction date). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of the transaction date). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon payment of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.
On September 22, 2023, the Company negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remain the same. A modification gain of $70,058 was recognized as part of the modification of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2023. Refer to the financial debt covenant compliance section below for details on the Bancolombia waiver.

Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of March 31, 2025, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
Remainder of 2025	$6,656,430	$524,704	$7,181,134
2026	9,781,606	—	9,781,606
2027	10,609,354	—	10,609,354
2028	11,374,600	—	11,374,600
2029	12,236,894	—	12,236,894
2030	13,620,618	—	13,620,618
Thereafter	202,561,316	—	202,561,316
Accrued and deferred financing cost, net	(1,626,349)	(12,017)	(1,638,366)
Total	$265,214,469	$512,687	$265,727,156
Financing Costs – The following table summarizes the components of financing costs including the deferred financial cost amortization for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Gross interest expense	$5,143,442	$5,843,082
Amortization of debt issuance cost	131,976	33,542
Other financing cost	—	15,878
Total financing cost before capitalization	5,275,418	5,892,502
Capitalized amounts into investment properties	(26,333)	(330,123)
Net financing cost	$5,249,085	$5,562,379
Total cash paid for interest and commitment fees	$5,170,802	$5,842,698
Debt Reconciliation – The reconciliations of the Company’s debt as of March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
	2025	2024
Beginning balance	$265,885,799	$269,854,235
Secured bank debt borrowings	4,000,000	—
Secured bank debt repayments	(2,200,273)	(1,645,032)
Bridge loan repayments	(3,729,917)	—
Borrowing cost incurred	(397,679)	—
Deferred financing cost amortization	131,976	33,542
Foreign currency translation effect	2,037,250	(251,196)
Ending balance	$265,727,156	$267,991,549
Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Logistic Properties of the Americas ability to, among other matters, incur in additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.

The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.
The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing will next be applicable for these loans in June 2025. On December 19, 2024, the Company amended both loans with Bancolombia to include a reserved fund of $1.7 million as part of the numerator for the debt service coverage ratio calculation. This adjustment to the covenant calculation will take effect starting from the compliance testing in June 2025. The outstanding Bancolombia loan balance as of March 31, 2025 is $36.7 million, on the condensed consolidated interim statement of financial position.
As of March 31, 2025 and December 31, 2024, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.
13. EQUITY
As described in Note 3, on March 27, 2024, the Company consummated the Business Combination. As a result of the Business Combination, LPA issued 31,709,747 Ordinary Shares with a par value of $0.0001 per share. In addition, 90,000 Ordinary Shares were issued to a non-employee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 17 for a description of share-based payments. As of March 31, 2025, 31,859,747 Ordinary Shares were issued. The Company is authorized to issue 450,000,000 Ordinary Shares and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company’s board. There were no Preference Shares issued during the periods presented. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of Logistic Properties of the Americas.
On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. Prior to their retirement or reissuance, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost including the fees paid to the Broker.
As of March 31, 2025 and December 31, 2024, the Company held 212,212 and 126,834 of the Company's Ordinary Shares, with 787,788 and 873,166, shares remaining available for future repurchases under the Program. The share repurchase activities for the three months ended March 31, 2025 are as follows:

For the three months ended
March 31, 2025
Shares repurchased (1)	85,378
Average purchase price per share	$9.77
Aggregate purchase price	$834,099
(1)None of the Ordinary Shares repurchased were retired or reissued for the three months period ended March 31, 2025 and for the year ended December 31, 2024.
Retained earnings consist of legal reserves and accumulated earnings. According to the legislation in effect in several countries in which the Company operates, the Company’s subsidiaries must appropriate a portion of each year’s net earnings to its respective legal reserve. The legal reserve amount varies by jurisdiction and ranges from 5% to 10% of the net earnings generated by operating entities, up to a cap of 10% to 50% of that entity’s capital stock.

14. EARNINGS PER SHARE
The Company determines basic earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. The Company computes diluted earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 371,500 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the three months ended March 31, 2025 as their inclusion would be antidilutive. There were no potentially dilutive instruments for the three months ended March 31, 2024.
The calculated basic and diluted earnings (loss) per share for the three months ended March 31, 2025 and 2024, were as follows:

	Three Months Ended March 31,
	2025	2024

Earnings (loss) per share – basic and diluted	$(0.02)	$(1.67)
Earnings (loss) attributed to owner(s) of the Company	$(732,447)	$(48,031,609)
Weighted average number of Ordinary Shares – basic and diluted	31,627,722	28,736,692
As discussed in detail in Note 3, the Company’s basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
Additionally, the weighted average number of Ordinary Shares as of March 31, 2025 was adjusted to exclude treasury shares. There were no treasury shares as of March 31, 2024.
There have been no other transactions involving Ordinary Shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.
15. INCOME TAX
LPA is a foreign corporation organized in accordance with the laws of Cayman Islands and is not subject to income tax in the United States. The Company operates in Costa Rica, Colombia, Peru, El Salvador, and the United States using local country operating corporations, generally owned by holding companies in Panama and Cayman Islands. The Panama and Cayman Islands holding companies are not subject to tax on income sourced outside of Panama, and the Company has no deferred tax liability recognized for its investment in subsidiaries. The income tax rates applicable to LPA in Costa Rica, Colombia and Peru are 30.0%, 35.0% and 29.5%, respectively.
The Company’s effective tax rates for the three months ended March 31, 2025 and 2024 were 65.2% and (7.7)%, respectively. The effective income tax rates for the three months ended March 31, 2025 and 2024 were different than the local statutory income tax rates primarily due to the change in deferred tax assets or liabilities related to fluctuations in currency translation for investment properties and debt, movement in unrecognized deferred tax assets, foreign tax rate differential, alternative minimum tax in Colombia, and current income tax on intercompany dividends.

16. EMPLOYEE BENEFITS
Employee benefits are recognized in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), and for the three months ended March 31, 2025 and 2024, consisted of the following:

	Three months ended March 31,
	2025	2024
Short-term employee benefits	$1,229,077	$1,091,764
Share-based payment expense	357,186	—
Total	$1,586,263	$1,091,764
17. SHARE-BASED PAYMENTS
In March 2024, the Company established the Logistic Properties of the Americas 2024 Equity Incentive Plan (“2024 Plan”) for all employees of the Company whereby LPA may grant options, restricted stock, restricted stock units, stock appreciation rights and other equity-based awards to attract and maintain key company personnel including directors, officers, employees, consultants, and advisors.
Equity-settled share-based payment transactions with parties other than employees
On August 14, 2024, the board of directors of the Company approved and granted the Company discretion to issue 90,000 ordinary shares to a non-employee service provider to share-settle a liability assumed as part of the Business Combination. Such arrangement was accounted for as an equity-settled share-based payment arrangement with non-employees. The fair value was determined to be $1,141,200, which represented the aggregate fair value of the ordinary shares granted on August 14, 2024, calculated based on 90,000 ordinary shares and a grant date fair value of $12.68 per share by reference to the traded price of the Company’s ordinary shares on such date. On August 30, 2024, the Company issued the 90,000 ordinary shares, which were considered fully vested upon issuance.
Restricted Stock Units (“RSUs”)
Under the 2024 Plan, the Company granted RSUs to certain senior executives and board directors who were previously employed by LLP and continued employment with LPA after the Business Combination, certain departing board members of LLP and certain newly hired senior executives and board members of LPA.
Each RSU represents the right for the employee or director to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LPA by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares, but the Company has no intention of settling the RSUs in cash, and given that this is the first time the Company has granted RSUs, the Company does not have a past practice of cash settlement. The Company accounts for the RSUs as equity-settled awards.
In May and August 2024, the Company granted a total of 112,500 RSUs to former LLP and current LPA board of directors that were fully vested upon grant; however, the delivery of the underlying ordinary shares was to occur at a future date based solely on the passage of time. The grant date fair value of these awards accounts for the impact of the delayed delivery schedules and compensation cost for these awards recognized immediately upon grant. During the three months ended March 31, 2025, 60,000 of the RSUs were delivered and 52,500 of the RSUs remained unsettled. The Company also granted 319,000 RSUs to both the former LLP senior executives and the current LPA senior executives in May 2024. Of those RSUs, 121,000 shares shall vest in equal annual increments over a three-year service vesting period and compensation cost is recognized using the accelerated attribution method. The remaining 198,000 RSUs will cliff vest at the end of a three-year service vesting period, and compensation cost is recognized ratably over the vesting period. During the three months ended March 31, 2025 and 2024, the Company did not grant any additional RSUs.
RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the three months ended March 31, 2025 and 2024, the Company recognized share-based payment expense related to the RSUs of $357,186 and $0, respectively, in general and administrative expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Details of the RSUs outstanding during the period are as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU

Non-vested at December 31, 2024	319,000	$9.70
Granted	—	$—
Vested	—	$—
Forfeited	—	$—
Non-vested at March 31, 2025	319,000	$9.70
There was no RSU activity under the 2024 Plan in prior periods and the Company did not enter into any other types of share-based payment arrangements.
18. RELATED PARTY TRANSACTIONS
Transactions between the Company and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.
Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Listing of LPA's subsidiaries are disclosed in Note 2. The partnerships that the Company enters into and exercises control over are fully consolidated as detailed in LPA’s most recent audited consolidated financial statements and notes.
Key Management Personnel Compensation
The amounts disclosed in the table represent the amounts recognized as general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), related to key management personnel for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31,
	2025	2024
Salaries	$393,156	$199,321
Cash performance bonus	227,746	126,369
Statutory bonus	14,491	13,092
One-time cash bonus related to the Business Combination	—	226,000
Non-executive directors' fees	146,250	52,806
Non-cash benefits	4,288	8,484
Share-based payment expense	357,186	—
Total	$1,143,117	$626,072
Due from affiliates – On June 25, 2015, LLP entered into a loan agreement with LLI, pursuant to which LLP issued a loan of $3,015,000 to LLI. In July 2020, the loan receivable from LLI was increased to $4,165,000 from $3,015,000 and the maturity date was extended to December 31, 2023. The loan receivable from LLI was further increased to $4,850,000 from $4,165,000 in June 2021, and then to $6,950,000 in May 2022.
The principal amount of $6,265,000 of this loan receivable bore an annual interest rate of 9.0% and the remaining principal amount of this loan receivable did not bear any interest. Principal and interest were due at maturity. In the event of a default, the interest rate increased to an annual rate of 20% until the amount was settled. For the three months ended March 31, 2025 and 2024, the Company recognized interest income of $0 and $302,808, respectively, in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

As discussed in Note 3, as of January 1, 2024, the loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. Pursuant to the Assignment Agreement, upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.
Refer to the detailed discussion around the impact of the Business Combination on the loan receivable in Note 3.
Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services, as well as administrative support to the Company amounting to $68,000 and $187,863 for the three months ended March 31, 2025 and 2024, respectively.
19. FINANCIAL RISK MANAGEMENT
Interest Rate Risk - Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.
Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.
Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of the reporting period. The amounts are gross and undiscounted cash flows.

March 31, 2025	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses		$2,579,204	$128,753	$7,364,395	—	—	$10,072,352
Lease liability	11	—	112,783	474,444	4,696,001	31,465,897	36,749,125
Income tax payable		—	860,382	1,956,664	—	—	2,817,046
Retainage payable		—	—	1,468,610	—	—	1,468,610
Security deposits		—	92,294	106,884	2,589,422	—	2,788,600
Long and short-term debt	12	—	2,702,681	6,855,077	58,200,951	199,606,813	267,365,522
Total		$2,579,204	$3,896,893	$18,226,074	$65,486,374	$231,072,710	$321,261,255

December 31, 2024	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses		$793,615	$279,983	$7,283,317	—	—	$8,356,915
Lease liability	11	—	94,314	395,627	4,545,290	31,772,840	36,808,071
Income tax payable		—	—	2,764,352	—	—	2,764,352
Retainage payable		—	22,463	1,478,266	—	—	1,500,729
Security deposits		—	—	167,005	2,440,371	—	2,607,376
Long and short-term debt	12	—	2,715,758	9,921,063	42,202,101	212,377,770	267,216,692
Distributions payable to non-controlling interests		—	—	380,950	—	—	380,950
Total		$793,615	$3,112,518	$22,390,580	$49,187,762	$244,150,610	$319,635,085

Fair Values – The Company estimated the fair value of its debt to be $250,036,204 as of March 31, 2025, and $255,591,886 as of December 31, 2024. The fair value of debt is estimated based on the discounted cash flows using a discount rate between 6.2% and 15.5% depending on the terms and circumstances of specific debt instruments and are within Level 2 of the fair value hierarchy. The carrying value of debt approximated its fair value as of March 31, 2024. The Company further concluded that the carrying value of financial assets and liabilities, other than debt, approximated their fair value as of March 31, 2025 and December 31, 2024.
20. COMMITMENTS AND CONTINGENCIES
Commitments
In the normal course of operation, the Company secures construction loans in order to fund capital expenditure commitments. Debt guarantees are disclosed in Note 12. The Company does not conduct its operations through entities that are not consolidated in these condensed consolidated interim financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these condensed consolidated interim financial statements.
As of March 31, 2025, the Company had agreed upon construction contracts with third parties and is consequently committed to future capital expenditures of $13,649,309.
The Company does not have lease contracts, whereas the Company is the lessee, that has not yet commenced as of March 31, 2025.
Legal Proceedings
In the ordinary course of business, the Company may be party to legal proceedings. On September 13, 2023, the Company became aware that a lawsuit was filed against a subsidiary of the Company by a construction company for services rendered prior to the reporting date. On February 29, 2024, the Company settled with the counterparty for a total amount of $237,226.
On November 30, 2023, the Company became aware that a lawsuit was filed against it by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable. As of the date of this report, the Company is not currently involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.
As of March 31, 2025, the Company is not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.
21. SUBSEQUENT EVENTS
In preparing the condensed consolidated interim financial statements, the Company has evaluated subsequent events through May 14, 2025, which is the date the condensed consolidated interim financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the condensed consolidated interim financial statements.
22. APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
The condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on May 14, 2025.
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